SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APPOINTS TWO NEW NON EXECUTIVE DIRECTORS

Ryanair, the world's favourite international airline, today (28th May) announced the appointment of two new Directors to the Board of its parent company, Ryanair Holdings plc.  With immediate effect Mr Charlie McCreevy, former EU Commissioner and Irish Minister for Finance and Mr Declan McKeon, former Audit Partner of
PricewaterhouseCoopers
(Dublin) will become Non Executive Directors of Ryanair Holdings Plc, as the Board membership rises from 8 to 10 members.

Ryanair's Chairman, David Bonderman said:

"I am delighted to welcome Charlie and Declan to the Board of Ryanair Holdings, where I believe their skill and experience will allow them to play a significant role in ensuring that Ryanair continues to grow safely and profitably, while lowering fares and improving our industry leading customer service."

Ends.                                        Friday, 28th May 2010

For further information
please contact:                       Stephen McNamara              Pauline McAlester
                                                    Ryanair Ltd                             Murray Consultants
                                                    Tel: +353-1-8121212              Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  28 May, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary